Mail Stop 3561

May 24, 2010

Michael A. Norona
Executive Vice President & Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, Virginia 24012

> **Re:** **Advance Auto Parts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-16797**

Dear Mr. Norona:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 2, 2010

Exhibit Index

1. We note that you have filed several agreements as material contracts under Item 601(b)(10) of Regulation S-K, however, it does not appear that you have filed complete copies of such agreements, including all exhibits, schedules and attachments. Specifically, it does not appear that you have filed complete copies of your Credit Agreement dated as of October 5, 2006 or your Term Loan Credit

Agreement dated as of December 4, 2007. With your next current or periodic report, please file complete copies of these agreements, including all exhibits, appendixes, attachments and schedules to these agreements or advise why you are not required to file these documents. Also, please note that it appears that the footnote (11) you reference with respect to the Credit Agreement dated as of October 5, 2006 should be revised to refer to footnote (10).

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 12

2. Please expand your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. We note your discussion on page 12 that your directors and officers fill out an annual questionnaire and are required to report related party transactions, but you do not describe how those questionnaires and/or reports are reviewed, approved or ratified or how you otherwise go about considering such transactions for approval. Refer to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Annual Incentive Plan, page 19

3. We note your indication on page 19 that "our chief executive officer had an incentive target of 200 percent of base salary and other named executive officers had incentive targets of 75, 80 or 90 percent of base salary." Please revise to disclose the specific incentive target assigned to each named executive officer.

4. We note your statement on page 21 that "[t]he Committee decided to exercise its discretion to adjust the earned incentive awards downward from the maximum 200 percent of target…" and that the annual incentive plan payouts "ranged from 128 percent to 141 percent…." Please expand to specifically describe how each executive officer's adjusted award was determined. We note your statement that "[i]n determining actual bonuses, the Committee also took into account each executive officer's individual performance…" but this does not clarify the specific individual performance factors considered in adjusting the amounts.

Long-Term Incentive Compensation, page 21

5. In the second paragraph of this discussion, you state that EPA performance will be assessed for the 2010 through 2012 fiscal years relative to a defined peer group but the following paragraph indicates that such performance will be assessed during fiscal 2009 through 2011. These statements appear to conflict. Please revise or advise. We may have further comment assuming 2009 was the first fiscal year that EPA performance was assessed.

Alignment with Stockholder Interests, page 25

6. We note your disclosure in response to Item 402(s) of Regulation S-K where you
    indicate that none of your compensation programs "would be reasonably likely to
    have a materially adverse effect on the Company." Please describe the process
    you undertook to reach this conclusion.

Summary Compensation Table, page 26

7. We note that the total compensation paid to each of your named executive officers
    in 2009 significantly decreased from 2008 as a result of a significant reduction in
    the grant date fair value of the stock awards granted in the respective years. It
    does not appear that you address the factors behind this reduction in your long-
    term incentive disclosure or otherwise. Please provide us with revised disclosure
    addressing this reduction. Refer to Item 402(b)(2)(ix) of Regulation S-K.

                                *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in
    the filing;

-   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing;
    and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director